August 8, 2008
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
M/S 3720
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel

                RE: GTX Corp
Amendment No. 1 to Form S-1
Filed July 25, 2008
File No. 333-150861

Dear Mr. Knight:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 10, 2008. We have reproduced the Staff’s comments for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in the Registration Statement.

Selling Shareholders, page 12

1. We note your response to comment 10 in our letter dated June 10, 2008, and we re-issue that comment in part. Please include in your tabular disclosure the value of any payments in securities that you have made or may be required to make. For example, we note that you have not included the value of common stock paid to Richardson & Patel LLP and Mark Abdou or the value of warrants paid to Matthew R. Williams, Jeremy Roll or Multi-Media Technology Ventures, Ltd. Further, we note that you have not included the $20,000 payment to Jupili Investment S.A. as payment for services in the bridge loan transaction.

Please note that changes to this table will also affect the tabular disclosure you provided in response to comment 12 in our letter dated June 10, 2008. Please revise accordingly.

Response: We have revised our disclosures accordingly.

* * * *

If you have any questions or further comments, please do not hesitate to contact the undersigned or Mark Y. Abdou at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

GTX Corp.

By:	/s/ Patrick E. Bertagna
Patrick E. Bertagna Chief Executive Officer
cc: Mark Abdou